Exhibit 99.1

Evotec SE: Results of the Annual General Meeting 2025

•     All agenda items adopted

•     Under the topic “Pioneering Drug Discovery” CEO Dr Christian Wojczewski presented Evotec’s current situation and strategic outlook

•     46.45% of the registered share capital represented

Hamburg, Germany, 03 June 2025:
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that its shareholders approved most of the proposals the Company’s Management put to vote at the Company’s Annual General Meeting 2025 with great majority.

This year’s AGM was held under the topic “Pioneering Drug Discovery” and led by the Chairperson of the Supervisory Board of Evotec SE, Prof. Dr Iris Löw-Friedrich. Chief Executive Officer Dr Christian Wojczewski presented to the Company’s shareholders an update and outlook of Evotec’s strategic, scientific, and technological developments, as well as the Company’s business performance and commitment to a sustainable growth strategy. Furthermore, the two new Management Board members Aurélie Dalbiez (Chief People Officer) and Paul Hitchin (Chief Financial Officer), introduced themselves to the shareholders.

Most agenda items were adopted with great majority by the Company’s shareholders. Current and former Management Board and Supervisory Board members were discharged of liability for the 2024 financial year. Likewise, the presented Remuneration Report 2024 of Evotec SE received the majority approval of the shareholders.

The Annual General Meeting 2025 also voted for amending the Articles of Association to renew the option of holding virtual general meetings as well as for the resolution on modifying the Share Performance Plan 2022 and the approval of the remuneration system for the Executive Board members. As well the appointment of BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg, as auditors for the fiscal year 2025 was confirmed.

In total, 46,45% of the registered share capital was represented at today’s Annual General Meeting.

More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found on the Company’s website at https://www.evotec.com/en/investor-relations/annual-general-meeting shortly.

About Evotec SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 100 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,800 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking-statements
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun
EVP Head of Global Investor Relations & ESG
volker.braun@evotec.com